December 9, 2011

Via EDGAR
Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561

RE:	Triumph Group, Inc.
Form 10-K for the Year Ended March 31, 2011
Filed May 18, 2011
File Number: 001-12235

Dear Mr. Shenk:
This letter responds to the comments set forth in your letter dated November 29, 2011 to Mr. M. David Kornblatt, Executive Vice President, Chief Financial Officer and Treasurer of Triumph Group, Inc. (the “Company”), regarding the Company's report listed above. For your convenience, we have restated each of the Staff's comments and have provided the Company's response.
Form 10-K for the Year Ended March 31, 2011
Notes to the Consolidated Financial Statements
Note 2: Summary of Significant Account Policies
Revenue Recognition, page 76

1.
You disclose that a significant portion of your contracts are within the scope of ASC 605-35 and revenue and costs of these contracts are recognized using the percentage-of-completion method of accounting. Adjustments to original estimates for a contract's revenues, estimated costs at completion and estimated total profit are often required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of the work required under the contract may not change, or if contract modifications occur. You also disclose that revisions in contract estimates, if significant, can materially affect results of operations and cash flows, as well as valuation of inventory. Please quantify in the notes to your financial statements in annual and quarterly reports the aggregate amount and related earnings per share impact of these changes in contract estimates for each period presented. Refer to ASC 250-10-50-4 and 270-20-45-14 for guidance. Please provide us with your intended revised disclosure.

Mr. Lyn Shenk
December 9, 2011

2.
In addition, please revise your MD&A disclosure to quantify aggregate favorable and aggregate unfavorable changes in contract estimates. To the extent material on a consolidated or segment basis, revise your disclosure to address such circumstances, accompanied by an appropriate level of analysis of the underlying reasons for the significant adjustments. We believe such disclosure will give investors more insight to the estimation process associated with your contracts, and the impacts on your results. Please provide us with your intended revised disclosure.

RESPONSE:
Approximately 51% of our net sales for the fiscal year ended March 31, 2011 were accounted for under the percentage-of-completion method of accounting, of which in excess of 90% was accounted for under the units-of-delivery method, as described in ASC 605-35-25-55. Under the units-of-delivery method, revenue on a contract is recognized as the units are delivered and accepted during the period in an amount equal to the contractual selling price of those units. The costs recorded on a contract under the units-of-delivery method are equal to the total costs at completion divided by the total units to be delivered. In accordance with ASC 605-35-25-14, the Company often segments the contracts into production lots for the purpose of accumulating and allocating cost. Profit is recognized as the difference between revenue for the units delivered and the estimated costs for the units delivered.
Due to the segmenting into production lots of contracts accounted for under the units-of delivery method, changes in estimates to any one contract or production lot generally have a less material impact than changes in estimates to contracts had the cost-to-cost method of measuring the extent of progress toward completion been used.
For the fiscal year ended March 31, 2011, there were no changes in estimates to our contracts accounted for under the percentage-of-completion method that materially impacted the Company's results of operations, cash flows, or inventory valuation.
However, we confirm that we will provide in future filings specific disclosure of the aggregate amount and related earnings per share impact of material changes in contract estimates for each period presented in both the notes to the Company's interim and annual financial statements as well as the MD&A, as they occur. In the event that such changes in estimates are not material, the Company will provide disclosure stating such. We have included below additional disclosure that we intend to provide in the notes to our annual and interim financial statements included in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as applicable:

“For the [applicable period presented], there were no changes in estimates to our contracts accounted for under the percentage-of-completion method that materially impacted the Company's results of operations, cash flows, or inventory valuation.”

In our most recent Form 10-Q, for the period ended September 30, 2011, we included a discussion of the impact of changes in estimates made during the three months ended September 30, 2011 in our MD&A disclosure on a consolidated and segment basis, respectively.
“Segment operating income increased by $26.9 million, or 28.2%, to $122.1 million for the

Mr. Lyn Shenk
December 9, 2011

quarter ended September 30, 2011 from $95.3 million for the quarter ended September 30, 2010. The segment operating income increase was a direct result of the gross margin improvement, which included cumulative catch-up adjustments on long-term construction contracts ($7.3 million)….”
“Aerostructures segment operating income increased by $22.5 million, or 32.2%, to $92.5 million for the quarter ended September 30, 2011 from $70.0 million for the quarter ended September 30, 2010. Operating income for the quarter ended September 30, 2011 included cumulative catch-up adjustments on long-term construction contracts ($7.3 million) net of ERP system implementation expenses ...”
However, we acknowledge that the disclosure could be enhanced in the footnotes to the financial statements to address the aggregate amount and related earnings per share impact of significant changes in contract estimates for each period presented and to discuss in the MD&A the underlying reasons for the significant adjustments. In our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, we will include disclosure such as the following:

To be included in the footnotes to the financial statements:

“Cumulative catch-up adjustments resulting from changes in estimates increased operating income, net income and earnings per share for the three and six months ended September 30, 2011 by approximately $7,300, $4,709 and $0.09, respectively. The cumulative catch-up adjustments to operating income included gross favorable adjustments of approximately $11,900 and gross unfavorable adjustments of approximately $4,600.”

To be included in our MD&A disclosure:

“The cumulative catch-up adjustments to operating income included gross favorable adjustments of $11.9 million and gross unfavorable adjustments of $4.6 million. The cumulative catch-up adjustments for the quarter ended September 30, 2011 were due to improvements in overhead allocations, revisions in our mix of various material and labor costs related to our efforts to gain efficiencies through expansion of our in-sourcing capabilities and the reduction in provisions for technical problems on production lots at or near completion, net of ERP system implementation expenses.”

Mr. Lyn Shenk
December 9, 2011

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions regarding the foregoing to the undersigned at (610) 251-1000.
Thank you for your cooperation.
Sincerely,

/s/ M. David Kornblatt
M. David Kornblatt
Executive Vice President, Chief Financial Officer and Treasurer